 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Pivirotto, Richard R (Last) (First) (Middle) The Gillette Company 800 Boylston Street (Street) Boston, MA 02199 (City) (State) (Zip) United States	2. Issuer Name and Ticker or Trading Symbol The Gillette Company G
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 31, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common stock $1 par	03/31/2003		M |	4,000.00 | A | $12.31		D
Common stock $1 par	03/31/2003		F |	1,576.00 | D | $31.25	10,844.35 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Pivirotto, Richard R - March 31, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Director Stock Option (right to buy)	$12.31	03/31/2003		M |	(D) 4,000.00	04/19/1994 | 04/19/2003	Common stock $1 par - 4,000.00		0.00	D
Director Stock Option (right to buy)	$16.74					04/25/1995 | 04/24/2004	Common stock $1 par - 4,000.00		4,000.00	D
Director Stock Option (right to buy)	$20.45					04/24/1996 | 04/23/2005	Common stock $1 par - 4,000.00		4,000.00	D
Director Stock Option (right to buy)	$27.13					04/22/1997 | 04/21/2006	Common stock $1 par - 4,000.00		4,000.00	D
Director Stock Option (right to buy)	$39.41					04/21/1998 | 04/20/2007	Common stock $1 par - 4,000.00		4,000.00	D
Director Stock Option (right to buy)	$59.83					04/19/1999 | 04/19/2008	Common stock $1 par - 4,000.00		4,000.00	D
Director Stock Option (right to buy)	$50.63					04/19/2000 | 04/18/2009	Common stock $1 par - 4,000.00		4,000.00	D
Director Stock Option (right to buy)	$38.47					04/24/2001 | 04/23/2010	Common stock $1 par - 4,000.00		4,000.00	D
Director Stock Option (right to buy)	$26.08					04/23/2002 | 04/22/2011	Common stock $1 par - 4,000.00		4,000.00	D
Director Stock Option (right to buy)	$36.41					05/20/2003 | 05/19/2012	Common stock $1 par - 5,000.00		5,000.00	D
Phantom Stock Units	$0.00					Phantom Stock |	Common stock $1 par - 20,995.95		20,995.95 (2)	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: William J. Mostyn as Attorney in Fact 04-01-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Pivirotto, Richard R - March 31, 2003
Form 4 (continued)
FOOTNOTE Descriptions for The Gillette Company G

Form 4 - March 2003

Richard R Pivirotto
The Gillette Company
800 Boylston Street
Boston, MA 02199
Explanation of responses:

(1)   Includes shares acquired quarterly under the Company's dividend reinvestment plan.
(2)   Includes units acquired quarterly under the dividend reinvestment feature of the Deferred Compensation Plan.

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